EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 2, 2007 accompanying the consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Icahn Enterprises L.P. and Subsidiaries (formerly American Real Estate Partners, L.P.) (which reports expressed an unqualified opinion and contain an explanatory paragraph relating to the change in accounting for the investment in ImClone Systems Incorporated and Subsidiary from an available-for-sale security to the equity method) included in the Annual Report on Form 10-K for the year ended December 31, 2006 which are incorporated by reference in this Registration Statement and Prospectus. We consent to the incorporation by reference in the Registration Statement and Prospectus of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

New York, New York
December 26, 2007